Filed by Comcast Corporation Pursuant to Rule 425
                               under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                               Subject Company: AT&T Comcast Corporation
                               Commission File No. 333-82460

                               Date: June 6, 2002


The following transcript transcribes a meeting held by the Company at the 10th Annual Deutsche Bank Media Conference:


COMCAST CORPORATE                                                      06/06/02


Karim Zia: Good afternoon. I am Karim Zia Deutsche Bank's cable and satellite analyst and I have the honor of introducing our keynote lunch speaker today. As I mentioned this morning while this has certainly been a challenging year for the cable sector overall there have been several noteworthy developments. Not the least of which I think has been the ascendance of our next speaker, Comcast's President Brian Roberts, to the position I think now of industry leader, visionary and spokesman. While well in the making beforehand this position was solidified with Comcast's recently announced merger agreement with AT&T Broadband in December of last year. The transaction will mark the culmination of a dramatic ten-fold increase in the size of Comcast from when Brian became President in 1990. To talk about that, the opportunities and challenges therein ahead with the AT&T acquisition and the industry overall I am pleased to introduce Brian Roberts and as well John Alchin, the Treasurer of Comcast.

Brian Roberts: Thank you Karim. First of all we are delighted to see this audience and to have a chance to give you an update on Comcast. I do not think of myself as any of those three things that you were just nice enough to introduce me by. But what I want to do is get you to feel as excited about where our company is at, as excited about where the AT&T Comcast company will be as we are feeling in this obviously terrible period for our sector and for some of the companies. I am happy to talk about it in questions but the short version here is we are firing on all cylinders and are anxious and ready to take on the challenge that is in front of us. Safe Harbor Disclosure. Let us just


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COMCAST CORPORATE                                                      06/06/02


jump right into some numbers. In the first quarter the combined Comcast set of assets had an 18.2% consolidated cash flow growth apples to apples. That is on the heels of a 12% revenue growth. You can see sector by sector we had everything in double-digits and I will talk a little bit about each but mostly spend my time on Cable, which makes up. But each of our businesses have never been in a position to perform better. Really the Cable results of 13.5% are the best in five years any quarterly results and we think it bodes well for the rest of the year. So let us drill right in to Cable. There is strong demand for all the new products. We now have 95% completed our rebuild as many of you know. We are delivering 3.6 million new products on a subscriber base of 8 million or 8.5 million new RGU's, which is powering a $10 to $40 a month product into somebody's home, whether that is a digital box or a cable modem or different levels of digital. Fifty-five percent of our cash flow growth or EBITDA growth came from these new products and we continue to see them growing at the same or better rates as past years. This has allowed us to take lower rate increases for basic and to begin to stratify the Cable customers. Of course best of all it gets us to the accelerating cash flow and the ultimate free cash flow, which we have been talking about and now we are delivering upon. We will have significant free cash flow, 800 million to a billion over the course of this year. I believe Karim's estimate is 650 from Cable alone this year. The other businesses are also positive, QVC in particular. This is what has made our balance sheet in such strong position, which John Alchin will touch on a little later. So let us look quickly at the first quarter; 200,000 net adds for Digital. We have been able at the same time to continue the revenue of Digital and actually slightly increase it per box. This is way better then what we had expected. It was up 29% over the first


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COMCAST CORPORATE                                                      06/06/02


quarter of 01 and continues now to a steady march to 3 million plus boxes that we will have in service. We think that the key to Digital is to constantly enhance it. It is such a flexible technology where you can add channels and now add VOD and interactive capabilities that we think we are going to have new versions of Digital every year. If you look just since day one it has an incredible incremental margin of over 80%. As I mentioned we were 1,046 in the first quarter of 01 and 1,061 in the first quarter of 02, average of all the boxes including the growth. So we are not discounting the product. It is real growth and we have different offers all over the place but when summed up together we have basically the first wave was Digital basic. Let me show you a chart, which was a $9.95 product. The second product is a $14.95 Digital plus. We think VOD, which I am going to touch on can be the third wave. Then you get the high definition television using a digital box as a fourth wave and someday PVR's and interactive television and it just keeps reinventing itself, which is what is so fabulous about the platform. So what is next? Well we think what is next is to take Digital into the basic only universe. This has been a terrific pay product and it has been easy to add Digital basics in addition to the multiplex pay. But the industry is very focused on using VOD for multiple reasons. One is competitive advantage over satellite because it gives you true inter-activity; you push the button the movie starts, pause it, rewind it and you do not need a new box. Every single one of our 2.5 million Digital boxes can be made to be VOD ready without every coming to your house. Two we are now in a position to take the product and figure ways to change it from movies on demand to impulse television. So in the movies part, which is part of impulse television we have been very successful. A year ago people asked, "Will you ever get VOD movie rights?"


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COMCAST CORPORATE                                                      06/06/02


I am pleased to report that Artisan, Universal, DreamWorks, Warner Brothers, Disney, Fox and Columbia have all signed deals with either In Demand or Intertainer, another VOD provider. But since last year there has been a lot of development in the relationship between the content companies and the distribution companies to figure out what else could you do with this technology? Two areas are very exciting. One is the idea of a subscription. So if you are an HBO subscriber you can get every episode of Sex in the City or The Sopranos any time you want. You can get Sunday Night Show on Saturday night, however HBO chooses to market this function and feature to their best customers. That then led us to okay what about other television? Might you be able to watch Nightline at any other time then 11:30? Might you be able to watch the Tonight Show tomorrow? Might you want to watch the 6 o'clock news at 8 o'clock and can we help the broadcast industry with their sort of decreasing eyeballs, advertising only business and begin to say, "How would you like additional plays of your content, keep the commercials in there and give the consumer more opportunity to watch your shows." Could you do the same thing with QVC and take one of the most popular selling products and have it available on demand? Or at Discovery Channel Blue Planet, which is fantastic or at MTV the Osbourne's, which raise your hand if you have ever watched the Osbourne's. Raise your hand if you ever heard of the Osbourne's. So everybody has heard of it and 5% have watched it. I would like to watch it but I am not around at 10 or 11 o'clock to watch MTV, forget about it. If I could just pull it up and sample a couple episodes and then know, "Hey that is what it is all about, boy what a great show" I really have to tune in to see that. Or Blue Planet from Discovery taking a little higher brow is the same thing. I have heard about it, I have not seen it, I watched it


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COMCAST CORPORATE                                                      06/06/02


once, it is fantastic and I will become a repeat viewer. This technology is going to be great for the content companies and great for the cable companies and it does not always have to be click and pay. Part of getting Digital for $10 a month or $15 a month is here is 700 hours of free programming and here is 300 hours of pay programming and 700 hours of movie programming; I do not know what. As the storage capabilities get better on these servers we are going to be able to fine tune this and develop it. It is our plan to take one market and do a massive test of this third category, which is the best of.

We think that this type of innovation will give people more and more reasons to buy Digital. Another reason is high definition television. We are offering it in Philadelphia but we have announced we are going to put it in all of our other key clusters by 03. That would be Virginia, Washington, Maryland, Detroit, Indianapolis and Motorola will have an integrated set top box so you do not need two boxes. Just on one newspaper story alone a thousand people came and took two boxes, which is a real inconvenience so they could get high definition in Philadelphia in the first month and we ran out of boxes. We really want to roll out an integrated box so that will happen in July. We have said that our sports channels in Philadelphia and Washington, Comcast Sports Net are now going to carry 200 professional sporting events; the Flyers and the Washington Wizards and Michael Jordan and everybody else in high definition. And offer it into cable customers in those two markets and satellite customers and whomever in Washington. We think that for the high-end customers who begin to make this transition, who by the way people are buying flat screen televisions. They may not be


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COMCAST CORPORATE                                                      06/06/02


ready for high definition but they want to watch CD-ROM's. Let me do another sample. How many people have a high definition or a flat screen in any home that they have? Look at that. Now this is not your normal audience but we need to make sure you want to stay connected to cable because you are the best customers and you are the opinion leaders. But what you have today everybody is going to have in five years. Cable is the best way to get high definition.

Let us shift to high speed Internet. This is an even better story. We are only at the 10% line, in digital we are at 30%. We get $40, now $45 a month, digital is 10 to 15. We had quite a year and we are off to quite a start in Comcast high speed Internet. First of all we averaged in the first quarter about 8000 a week after we got started with the transition, which slowed us down. The 92,000 net add numbers are basically the same as we did last year but the second half of the quarter and so far the beginning of the second quarter we believe has continued to show tremendous demand for Comcast high speed Internet. At the same time just to make it clear we added 4900 in January per week and 8000 for the rest of the quarter. So it was somewhat held back by that conversion. We believe that this product is just continuing to get better and better all the time. In fact our revenue per customer has gone from 35 to 40 in year over year, a significant margin improvement where it went from 10 to 15% margins to 25%. We believe we are just on the way because again that first quarter was this transition from Excite At Home and Excite At Home obviously going bankrupt was unexpected and allowed for a flurry of activity. We had to move a million people over and do it with a minimum of disruption. I am pleased to say we believe we are now offering a better


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COMCAST CORPORATE                                                      06/06/02


consumer product than we were pre-Excite At Home. At the same time we have got the platform ready to do multiple ISP's to be able to manage the network ourselves to give the consumer an experience. We think this sets up for continual improvements in the cable modem platform, whether that is music, photos, gaming, video, and video chat. We are using one channel of capacity to do a million cable modems. Imagine if we use two channels. Imagine if we split the node. There are so many things that I do not think we have scratched the surface yet of what broadband can be. We have got to pace it right but I do not think there is another network out there that can come close to what a rebuild cable system can do.

Let us shift gears and talk about the powerhouse of electronic retail in QVC. The next two charts are my two favorite charts at every presentation. They sort of look just right. Revenue growth for 15 straight years average 15%. EBITDA is an even better story, 38% compounded return for 15 straight years or 11 years for the EBITDA. It took us a couple of years to get to zero. QVC is truly a phenomenon and may well be the largest channel in television by the end of this year. Last year it was ranked second by Broadcasting Magazine behind NBC in total revenue. I do not know what NBC is doing this year but QVC as you can see is off to a fantastic start. As we like to do we like to use anecdotes to tell the story and give you a flavor of how different the channel is in your perception. So on December 2nd in the middle of Christmas we sold $65 million of computers in one day. We came back on the air on January 19th and sold $18 million more, 7800 units of which 2100 of the 7800 were the first time they ever bought on QVC. So 2000 people in one day went and bought a computer having never shopped


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COMCAST CORPORATE                                                      06/06/02


with QVC before. That is incredible. It is not even the fact that it was 50 million or 60 million, it is just that many people are buying in. On another day, April 30th, very recently the entire store became a food and cooking store and for 24 hours did nothing but sell cookware and food, actual food; steaks and crab cakes and you name it. We sold 15% higher then any other cooking day we ever had in 2001. Emeril from the Food Channel came on and had a 10-inch pan. In an hour and a half sold 21,000 pans and sold out. May 11th, Fashion Day; so we go from a computer store to a cooking store to a fashion store. We took $23.5 million worth of orders, 20% higher then a year ago, 634,000 items; the largest Fashion Day in QVC's history. We are very psyched about what QVC can do in a world of inter-activity, in a world of on demand and using the capabilities that the broadband technology will bring to take one item at a time on television and power it up even beyond what we are doing. It is now worldwide, very successful in Germany, England and we just launched in Japan. We are very pleased with the team we have at QVC. The content side of the company is actually the fastest growing part of the company. Despite all the woes in advertising our play in content is cable channels that are on the rise. So we had 11.8% revenue and a 33% growth in operating cash flow while launching two new networks. Let us break it down. In the last four years of owning E! we have had a 50% increase in the number of subscribers to 71 million. We are the place for entertainment news and lifestyle related programming. I think they have designed and defined their niche well. At the Academy Awards we had 3.7 million viewers watching Joan Rivers do her thing on the pre-show. The biggest one day in the network's history. The 18 to 34-year old demo in April ratings in prime time were up 37% from a year ago as we changed the look of E! and we have begun to ramp


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up more and more new shows. At the same time the management has launched Style
Network. We are now in 17 million homes and have contracts to get to 40 million by the end of 04. The Golf Channel is up 25% in one year in the number of households that can view it. For those that are golfers you know how great this channel is. It is 25% growth, there is now 46 million subscribers. It has the highest demographic of $75,000 and over income of any viewership of any cable network. It is a have to have network for advertisers. We think the growth in the Golf Channel is going to go on for years and years. G4 we just launched in April 2002. We think video games and the whole genre of X-Box and Playstation; domestic video game revenue of 9 billion in 2001 was more than the entire movie revenues of 8 billion domestic box office. Core demographic that advertisers love, 18 to 34 and teens and it is all original programming, there is no rights based fees. We are able to go to the various game manufacturers and get them to contribute some shows just the way MTV did with music in its early days. We have just launched it in 3 million homes, it is a fantastic start and this is the way we see playing in the content space; taking an entrepreneur's idea and trying to bring it to reality. So now let us touch on AT&T. All that is where Comcast is. Why do we want to do AT&T? We think that it is going to be the growth engine for the next 10 years of this company and then even beyond that. This was a deal that knowing everything that I know today I can unequivocally say it is a business opportunity that is unlike any other. To go to 22 million customers all in the core business at a sub for sub valuation. So if the world has re-valued I still think we can make their subs look like our subs. That is really the entire opportunity in a nutshell. We have to get the AT&T margins up to the Comcast margins or nearly so. Their margins are 25% and ours are in the low 40's. We have bought


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COMCAST CORPORATE                                                      06/06/02


AT&T systems before. We bought 1.4 million subs in 2001 and in one year we got a 600 basis point improvement in the margins. We think the way you go about this is in small bite sized chunks, two to three million subs and not 15 million at once. We intend to break it down into small units and then smaller units within that. The mix of AT&T's executives along with the entire Comcast operation; first you are able to eliminate duplication but then you are able to have not just one person at a time going into an operation, looking around saying, "How can I fix it?" But literally tens and hundreds of people and the entire organization doing that which we think we do best, which is running cable systems. We expect the deal to close in the early fourth quarter or by the end of the year I guess we have said. We believe things are on track and we are as excited if we simply and this is not a prognostication go from 25% margins to 35% margins in three years and our internal goals will be much better than that. The combined company, just the cable part will have a 20% EBITDA growth rate for three straight years. Now we believe that the real opportunity is after you have accomplished job one, which is Herculean to then think about the enviable position that this company will have in content, in national advertising, 8 of the top 10 DMA's, 14 of the top 20 markets, the presence in almost every major city. And as new technologies get developed to be able to help this industry stay ahead of our competitors by incubating new technologies and accelerating its deployment. So we think for years we are going to have a platform for both communications and for entertainment that is unrivaled. But the big opportunity to just pay for the deal and to take some skeptics and turn them into believers, which is clearly what the market is doing with the valuations that I see and put those kind of numbers on the board. I think we will look back and say, "This was the


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COMCAST CORPORATE                                                      06/06/02


deal of a lifetime." With that let me turn it over to John Alchin and show you how we are going to finance it.

John Alchin: Thanks a lot Brian. Let us just take the last few minutes here to review where we stand in relation to the financing for the merger and take a look at the free cash flow profile of the company. Because we have crossed a very important threshold on that front and it is worth updating that. First of all what we have done very recently is to put in place a $12.8 billion line of credit that along with the existing available lines of credit that we have at Comcast Corporation amount to total bank facilities of $17 billion. Deutsche Bank was a very strong supporter of ours in this transaction. What this ensures for us is that all of the inter-company debt that need to be repaid at closing will be taken care of. What we have here is an absolutely closed system. So to the extent that AT&T Broadband does not invest capital between now and closing that stays within the system. So all we are reimbursing them for at closing is the amount of inter-company that is reflected in that transaction. We take into account the entire free cash flow deficit but the company will generate, AT&T Broadband, will generate up to and including closing and we take into account that essentially all of the debt maturities and needs that can be foreseen through the end of 2003. In that period then between now and the end of 2003 we have a whole host of availability and I will take you through a slide that just describes how we should be able to bring down the debt load. But first of all just look at what does the debt load look like at closing? At the time we closed the deal net of the exchange of mandatory exchangeables, which for rating agency and debt calculation purposes are offset by an asset on the asset side of the balance sheet.


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COMCAST CORPORATE                                                      06/06/02


The QUIPS, which will be offset by the issuance of up to 115 million shares of the new AT&T Comcast we will open with a balance sheet with approximately 31 to be precise 30.8 as currently calculated billion dollars. To put this in perspective the denominator if you are looking at the leverage of this company will be a combination of approximately $5 billion of cable cash flow from the AT&T Broadband business and our own business. Plus almost $1 billion of additional cash flow generated by our QVC operation and our content divisions this year. So we are looking at an opening leverage ratio on a consolidated basis of just north of five times debt to cash flow. That is before we sell any of the assets available in the form of additional AT&T shares, Sprint PCS shares that are available for sale, Cablevision shares that are still at AT&T Broadband that will come over with the transaction. In total there is about $1.1 billion of additional assets to be sold. At a recent conference we referenced a higher number than this because what has happened in the interim is that we have sold approximately $540 million of AT&T shares that will be applied against outstanding bank debt at Comcast. You can see in the bottom light blue band the Comcast debt post-closing going down from 9.9 billion down to 9.4 billion reflecting the payment downwards of the proceeds from the sale of AT&T stock. If you project forward to a very conservative estimate on growth in cash flow and a very...in the next slide I will reference something that Brian referenced in his comments. A conservative estimate we believe for synergy's to be generated out of the combination of these two companies. You quickly look if there is no change in the debt levels, which we do not expect to be all that material because we will be offsetting the deficit in free cash flow by sales of assets that are available for sale. You are looking at a ratio that comes down to less than four and a half times debt to cash flow. At previous


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COMCAST CORPORATE                                                      06/06/02


meetings we have indicated that the TWE asset is not strategic. At some point in time we will have an announcement about monetizing that asset. At that point we go from less than four and a half times debt to cash flow down to less than three and a half times debt to cash flow. So we remain unequivocally committed to our investment grade rating and we will go through this monetization exercise and I think very comfortably meet the outlined leverage parameters that I just described. This just highlights what Brian described a little bit earlier on. In that if all we do is see a 10-percentage point increase in the operating margins at AT&T Broadband and I emphasize here this is not guidance. This is just for our own illustrative purposes of saying, "How can we put up a set of numbers that we will by no measure be embarrassed by later on because we are unable to meet them?" If all we do is fall way short of margin parody and only reach 36% operating margin and only in the first year of ownership generate somewhere in the neighborhood of $300 million of operating synergy's increasing by in 2005 increasing up to $500 million. In the first year this represents only a 5% increase in the projected cash flow number being the $300 million. If on top of that we look at cable cash flow growth in our own business of only 11% per annum that relates to the 12 to 14% guidance that we referenced on an earlier slide. Therein lies the example that Brian referred to where you will see operating cash flow for 03, 04 and 05 of 20% per annum. At the same time in Comcast we are looking at a threshold event that was highlighted in the first quarter results that we released back a month ago. Last year as a company Comcast Corporation generated just shy of $100 million in free cash flow. Free cash flow after we met all capital expenditure investments, all interest payments and recurring tax payments excluding the


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COMCAST CORPORATE                                                      06/06/02


extraordinary tax payments. That is very significant of which is related to the break up fee on Media One and more recently on the sale of some assets very much out of the ordinary. We reported in the first quarter generation of $213 million of free cash flow. By Karim's own estimate a number this year that will be in excess of $600 million in total. By other street estimates ranging from 750 million to a billion dollars. We will continue to report next year the free cash flow generated by these assets. This will be a highlight in contrast to the AT&T Broadband assets, which will have at least one year of negative free cash flow as we continue the rebuild to move that network from 60% rebuild to 70% in 2002. Going from 70% to 80% in 2003. Thereafter you should see exactly this type of profile repeating itself in the consolidated entity. So in summary you are looking at an entity that has a very strong free cash flow generation profile. You are looking at a company that has a strong commitment to our investment grade rating. Also a company that if you had bought stock in this company when we first went public 30 years ago you would see a return almost double that that you would have received from the S&P. With that let us open up to Q&A.

Brian Roberts: Does anybody have a question?

Unknown: You have illustrated the debt pay down and the de-leveraging effect. To the extent that properties come on the market. For example you will be inheriting Century and TCI and an interest there. To the extent that properties come on the market how should we think about your interest in those properties or is that something we should not think about?


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Brian Roberts: I think our plate is full in terms of any further cable acquisitions. I think there is an opportunity always to trade systems and to cluster better and figure out how to get partnerships and turn them into cable systems we can manage. So I do not envision the events going on around us as meaningful right now to the job ahead. We have job one, two and three and that is to turn 26% margins into 36% margins.

Unknown: What percentage of QVC do you own now and who owns the balance?

Brian Roberts: We own 57%. Liberty Media owns the balance. It has been that way since 95.

Unknown: Looking past the next three years what do you see as the steady state CapX outlook on a per subscriber basis or a total basis or however?

John Alchin: What I would like to do with that question is break it down into two buckets. What you have seen in Comcast Cable and just look at cable for a minute. Last year we invested approximately $1.85 billion. That is a number that will come down this year, 2002 to about $1.3 billion. The $550 million reduction is entirely attributable to our completion of the rebuild. We finished last year with about 83% of the plant at 750 megahertz of capacity. This year that number will increase to about 87. We probably have about another three or four percentage points of our plan that is already two-way in the 550-megahertz configuration. This year AT&T will invest


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COMCAST CORPORATE                                                      06/06/02


somewhere between 4.2 and $4.5 billion in capital. We really have no idea what that number will be next year. But given that they will only finish this year at approximately 70% of their network at 750 or 860 megahertz of capacity it is highly likely that next years number will look very much like this year's number. But that number will be subject to our own budgeting exercise that we will go through later this year. What we would fully expect though is that by the end of 2003 they will be at the same level of rebuild approximately that we are at today. You would then see that same profile in terms of the CapX number that I showed in the bar graph on the left-hand side of that slide coming down in similar proportion to what we have this year.

Unknown: (Inaudible).

Brian Roberts: The question is how is the QVC cash flow accounting work? As 57% and the managing partner it is fully consolidated in. So the debt, which has now come down quite a bit has also been 100% consolidated but at the moment you are right to point out that 43% of the QVC cash flow belongs to somebody else. While we are getting the microphone let me just add one other point to John's question. The business strategy is to rebuild all the AT&T systems to get the same new product story that the first part of the presentation was. If there is a one to two year lag and that has been baked in to all of our planning. We think that when you then put it all together the two companies will look the same. We do not see any difference in San Francisco, Chicago, Denver, Atlanta or Boston that you do in Philadelphia, Washington and Detroit.


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COMCAST CORPORATE                                                      06/06/02


Unknown: How long can you keep raising the basic cable prices before satellite becomes a bigger problem?

Brian Roberts: Cable rates went up on average 5% the last couple of years. We have grown basic subscribers every single year as an industry and as Comcast. We added customers in the first quarter. We had a .9% growth rate. Satellite, Direct TV raised its rates each of the last two years and Echo Star raised its rates as well. The difference as you analyze this business from telecom. I use this as an opportunity to say why we are not telecom. Somebody came along selling minutes for whatever minutes, local long distance for some amount of money and let us call it 10 cents. Technology took a leap forward, capacity took a leap forward, business profitability took a leap downward whatever it is. Somebody can make that minute for five-tenths of a cent, half a cent, a penny, two pennies or whatever. There was a quantum step function leap as phone went digital. Our competitor satellite versus cable has the same business cost profile. The cost to manage a consumer and to service that customer and the biggest cost twice all the people, all 25,000 cable employees is programming costs. Programming costs to AT&T Comcast by definition because we will be the largest purchaser will be as good as or better than anybody else in the industry. So therefore there should not be a cost differential between ourselves and our competitors. But the story does not stop there. The satellite business spends 5 to 600 and $700 per customer in SAC, Subscriber Acquisition Cost. They have 20% churn and every time somebody disconnects they have got to buy another dish and they subsidize the dish and they give it to you for free. The loyalty to the customers are churning higher, the


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COMCAST CORPORATE                                                      06/06/02


new people, the first tier that wanted to get away from cable have been very loyal to satellite. But the newer people are churning. Cable does not spend 6 to $700 to sign up a new customer. It does not cost us anything to come out to your house. It costs about $40. So the business model is very different and I do not see long term if the street demands profitability out of both vehicles, which I think in the fullness of time they do and will. I think that there is no way that our cost increases change the dynamic so long as we are doing it because of programming increases. Heretofore as we keep expanding the choices to consumers the consumers keep buying more. So I do not see any side both on the elasticity or from a competitive standpoint and at the same time it is obviously a regulatory issue as to why 5% when your programming costs are going up double-digit? Well the new products have allowed us to do that. But that is what this merger is all about in terms of allowing us to compete in the years ahead and to ultimately offer a value to the consumer that I think will be second to none.

Unknown: Brian if Charlie starts putting PVR's into more and more peoples' homes, which VOD is going to sort of force him to do are you going to have to then start making sure that PVR's are available? You talked about HD earlier, Jim Robbins talked about HD this morning, it is a big issue with chairman Powell but what do the consumers really want? Is there not more capital? The two industries do not compete on price so they may compete on giving features to the customers.

Brian Roberts: There is some element of competition that causes you to do things that are good for consumers and not great for the company. But in the big picture I do

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COMCAST CORPORATE                                                      06/06/02


not think that is the case. I think the business model has to be sustainable. So if Americans do not want high definition television and we all do not want to switch what can anybody do about that? I think what is important is the consumers have that opportunity to make that decision for themselves. If people want to buy a high definition set there is no better place to attach it then to your local cable. Because just as the broadcasters are trying to offer local broadcasts just as soon as the satellite guys are trying to offer local broadcasting along comes high definition local. So if Monday Night Football or the local news is a big deal in high definition you are going to have a lot easier time getting that from your cable company. So that is a perfectly good thing for us to say, "Let us experiment, roll out and see if consumers want to buy it." By the way when you go to the Consumer Electronics Show and the reason so many people here raised their hands flat-screened t.v.'s are a hell of a lot prettier than big t.v.'s, forget high definition. Flat screen t.v.'s allow you to watch a movie in a movie format. When you play video games it is really cool. So cable and satellite are the third and fourth reason people are buying these things. We are all cablecentric so you get egocentric. You say, "Well if I do not offer it nobody is going to get it." That is not what is going on, they are selling these sets. The second part of your question is...so therefore somebody to that last point. If somebody wants to buy a high definition they buy our box they have got to buy digital. They have got to buy digital HBO. So I really think it is a good thing. It is a success-based capital, which is the answer to your question. To be success based capital means we will be a revenue. So we do not have to give everybody a new box to give them those functions but we can build a PVR into a cable box. So if that is really a feature somebody wants then it is 5% of the market we are going to have that

COMCAST CORPORATE                                                      06/06/02


feature available. But competition fosters innovation. The question is, is your network capable of handling all these extra features and things like data and someday having an even more robust data offering than DSL? We already have probably a 70% market share. So I just think there is no network that has the power of a rebuild cable system. Of course our friends at AT&T Broadband would say, "Hey Brian you are forgetting about telephony." Let us talk about another $60 a month revenue product with no programming costs. So for every bad part satellite will have some good things. There is an awful lot over here to talk about that we are working on.

Unknown: Hi. Let us say you get the EBIDA growth you were talking about. All that matters I guess is that relative to the price you are paying for the asset. I am just wondering how you justify to shareholders who look at is an equally good investment, not the EBIDA growth but just the price you pay close to 4000 a sub. Is not a lot of that in those numbers already?

Brian Roberts: Clearly there is some but we paid for it in the valuing of the two companies by valuing ourselves at 4000 a sub as well. Today's marketplace for all cable subs and not just ourselves is quite different. Here is a sad but true statistic. Since the day we announced the deal we are the second best performing cable stock. Now that is not really good news but happens to be true. So I step back and say, "Here is the back of a napkin exercise. We are down 12 points give or take 40 to 28, 2.1 billion outstanding shares give or take. That is $25 billion of valuation decline." And the business had the best first quarter in the last five years. So somebody has to go out

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COMCAST CORPORATE                                                      06/06/02


and figure out whether that is good or bad or buy or sell or whatever that is what you do. I think what management has to do is say, "Okay we now have this opportunity if we accomplish the EBIDA that we are talking about, improvement." We will have a faster growing company with an unrivaled footprint that will allow us to think of what is the next digital, what is the next modem, what is the next VOD and the next Gold Channel? By the way which will do more than 50 million of EBIDA next year with 35 million homes. We are going to have 22 million homes. So I think if you are a long-term investor, which is what our management team is and we have been doing this for 30 years and have a 24% compounded return on the equity because we looked ahead and it is built on acquisitions. We never saw an opportunity quite like this. Of course you could say, "Well today you could buy it cheaper" but we would have a cheaper stock to pay for it with. So I do not know where the whole thing would come out if you believe you can get that parody yes it was a good deal for AT&T but I think it is going to be a great deal for Comcast.

Unknown: Brian could you please talk about to whatever extent you can at this time of Comcast's ongoing discussions if there are any with AOL? There are a couple of things that were mentioned earlier. One is your view to monetize the TWE piece. It is no secret that AOL looks with great desire at 22 million subs for their business. What comments can you make at this time if any?

Brian Roberts: It is really tough to take a nice intimate group like this with the Internet out there and financial disclosure rules. So I will tell you how we looked at it.

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COMCAST CORPORATE                                                      06/06/02


Very consistent so there is no new news for all the eager press folks. We have made no secret that we did not strive to change the credit characteristics of Comcast in doing this transaction. It was clear that you had to make two basic bets. One was that we will be able to improve the cash flow and achieve those kinds of synergy's or better that John referred to in his chart. Two that the non-strategic holdings of AT&T could be monitized. We made assumptions that they were not going to be perfectly monitzed, they were going to be contractually monitized if you will. In that you would just register, pay your taxes and sell it. But job two, if job one is to improve the cash flow is to take the balance sheet right back to where we started. We think we can do that and we showed you that just now. In order to do that you have to monitize two ways. Dick Parsons has publicly said that they are underway, discussions with AT&T to try to find ways to accomplish that through the use of the public. I have nothing to add to that except that we are encouraged and hopeful and optimistic and it is in everybody's interest. More importantly both for the credit characteristics, investors and regulators we have decided that it is a non-strategic asset from the get go, valued it accordingly and really not much has changed. We hope to have some news at some point. When we will we will be able to tell everybody what we have done. But it will be very consistent I suspect with those business goals. If in the course of that we do business with AOL that is business that is going to go on between the two organizations independent. Hopefully we have shown a willingness to do multiple ISP's. We announced EarthLink, Juno, Net Zero between AT&T and Comcast, several multiple ISP deals. We are testing it in two cities and not testing it but launching it in two cities and hope to do so across the country. We hope at some point to have AOL available to

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COMCAST CORPORATE                                                      06/06/02


our consumers without having to subscribe as a separate service, which they can all do now. Let us do one more question if we could or not.

Unknown: The AT&T inter-company loan, the chart I think John referred to earlier, is that the roughly 12 billion of old AT&T Corp. debt and is that debt that Comcast is willing to take on and eventually extinguish or how is that debt going to be treated?

John Alchin: The inter-company loan I am talking about appears on the AT&T Broadband balance sheet in what we fondly refer to as the Phone Book that you have probably all received your copy of that. But in essence there are a number of buckets included. There are the bonds that were issued either by Continental, TCI or Media One. There is the inter-company component and when you bundle all of that together that transfers over to us. It is the inter-company that fluctuates up and down as payments go back and forth between the parent company and AT&T Broadband, thank you.

   Note: The following notice is included to meet certain legal requirements:


                           FORWARD-LOOKING STATEMENTS

     The enclosed information contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of AT&T Corp. ("AT&T"), Comcast Corporation ("Comcast") and, after the completion of the proposed transaction between AT&T and Comcast, AT&T Comcast Corporation ("AT&T Comcast") are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in AT&T's, Comcast's and AT&T Comcast's filings with the Securities and Exchange Commission ("SEC"), including risks and uncertainties relating to: failure to obtain and retain expected synergies from the proposed transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, changes in laws or regulations, availability and cost of capital and other similar factors. Readers are referred to AT&T's and Comcast's most recent reports filed with the SEC. AT&T, Comcast and AT&T Comcast are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.


                             ADDITIONAL INFORMATION

     In connection with the proposed transaction, AT&T, Comcast and AT&T Comcast have filed a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about AT&T, Comcast and AT&T Comcast, without charge, at the SEC's web site at http://www.sec.gov. Free copies of AT&T's filings may be obtained by directing a request to AT&T Corp., 295 North Maple Avenue, Basking Ridge, N.J. 07920,
Attention: Investor Relations. Free copies of Comcast's and AT&T Comcast's filings may be obtained by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

     AT&T, Comcast and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed transaction. Information concerning Comcast's participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.